Filed by Metrocall Holdings, Inc. Pursuant to Rule
425 under the Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, Commission File No. 333-
115769

Subject Company: Metrocall Holdings, Inc.

Subject Company: Arch Wireless, Inc.

Subject Company: Wizards-Patriots Holdings, Inc.

This filing includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the consummation and timing of the merger between Metrocall Holdings, Inc and Arch Wireless, Inc. and expected future revenues, liquidity, products and growth opportunities of the combined company. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors, financial markets, the failure of the proposed transaction described above to be completed for any reason or the parties being unable to recognize the benefits of the transaction. More detailed information about those factors is contained in Metrocall’s and Arch’s filings with the Securities and Exchange Commission, including their respective annual reports on Form 10-K for the year ended December 31, 2003, each as amended by an Amendment No. 1 to Form 10-K filed on April 29, 2004, and their respective quarterly reports on Form 10-Q for the quarter ended March 31, 2004.

Wizards-Patriots Holdings, Inc., a recently-formed Delaware corporation that will become the parent holding company for each of Metrocall and Arch upon completion of the proposed merger, has filed a Registration Statement on Form S-4 with the SEC containing the form of a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Investors are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors will be able to obtain these documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Metrocall or Arch with respect to the proposed transaction may be obtained free of charge by contacting Metrocall Holdings, Inc., 6677 Richmond Highway, Alexandria, Virginia 22306, Attention: Tim Dietz (tel.: 703-660-6677, extension 6231) or Arch Wireless, Inc., Attention: Bob Lougee, Lougee Consulting Group, 7 Bridgeton Way, Hopkinton, MA 01748, (tel.: 508-435-6117).

Investors should read the definitive joint proxy statement/ prospectus carefully when it becomes available before making any voting or investment decision.

Metrocall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Metrocall. The directors and executive officers of Metrocall include:

Vincent D. Kelly, Royce Yudkoff, Eugene I. Davis, Nicholas A. Gallopo, David J. Leonard Brian O’Reilly, Steven D. Scheiwe, George Z. Moratis and Stan Sech. Collectively, as of April 23, 2004, the beneficial common stock ownership of the directors and executive officers of Metrocall was approximately 3.1%. Stockholders may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus when it becomes available.

Arch and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Arch stockholders. The directors and executive officers of Arch Include: William E. Redmond, Jr, Richard A. Rubin, Samme L. Thompson, James V. Continenza, Eric Gold, Carroll D. McHenry, Matthew Oristano, J. Roy Pottle and C. Edward Baker, Jr. Collectively, as of March 26, 2004, the beneficial common stock ownership of the directors and executive officers of Arch was approximately 9.8%. Stockholders may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus when it becomes available.

* * *

[The following investor presentation will be made to Metrocall stockholders meeting with Metrocall management to discuss the proposed merger]

Investor Presentation 1Q04 Update & Review of Arch Merger Vincent D. Kelly President and Chief Executive Officer

Safe Harbor Statement Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995 This presentation includes "forward-looking statements," within the meaning of federal securities laws, that involve uncertainties and risks. These include statements regarding events or developments that Metrocall Holdings and our subsidiaries expects or anticipates will occur in the future. A number of risks and uncertainties could cause actual results, events, and developments to differ from expectations. Please refer to Metrocall's most recent quarterly report on Form 10-Q and annual report on Form 10-K, and any subsequently filed reports on Form 10-Q and Form 8-K, as well as our other filings with the Securities and Exchange Commission, for a complete discussion of these factors that could cause actual results to differ materially from those projected by these forward looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Topics Industry & Metrocall update Operating strategy Results & trends P&L trends Subscriber statistics Core business focus Operating statistics Industry consolidation Metrocall-Arch merger Next steps/conclusion

Industry Update The Paging Industry has consolidated around a core group of enterprise customers and service providers as Units In Service (UIS) decline 45 million UIS in 1999 12 million in 2003 Retail/Consumer customers PCS/cellular technology 1Q04 Metrocall and Arch declined by 239,522 and 259,000 UIS respectively 2003 UIS % 1999 UIS %

Industry (Paging) Today Primary revenue base today is mid to large-size businesses, government, healthcare and emergency services Paging presents an efficient and cost effective communications choice: Inherent redundancy in proven wireless data networks Ubiquitous coverage Messages are unobtrusive, discreet Group messaging (particularly alpha-numeric) critical to EMS, government, healthcare and business However, the paging and wireless messaging sector continues to experience significant subscriber attrition and revenue erosion due to competition from mobile communications technologies

Paging Makes a Difference! "Almost all aspects of communications continue to be problematic, from initial notification to tactical operations. Cellular telephones were of little value.... Radio channels were initially oversaturated ... Pagers seemed to be the most reliable means of notification when available but most firefighters are not issued pagers." September '01 Arlington Wireless Communications Systems Manager: "From the initial wireless message to notify our (emergency services) about the crash at the Pentagon, wireless messaging from Metrocall performed flawlessly. All day, every day, wireless messaging has been a reliable aspect of inter and intra-agency communications. Effective communications is vital to an operation such as this, and we have relied on it and will continue to rely on Metrocall to provide this critical function."

Metrocall Update Metrocall's performance since emerging from bankruptcy in October of 2002: Feb '03 - Reorganized the executive management team and adopted a Free Cash Flow based strategy focused on: 1) customer and revenue retention, 2) sales of new products and services and 3) cost efficiency Among the best revenue retention trends in the industry, improving each quarter throughout 2003, while reducing operating expenses on a year over year basis (excluding WebLink) by approximately $90 million Executed a 5 for 1 stock split in October 2003 as our market cap continued to grow from effectively zero at Dec 31st '02 to over $390 million as of May '04 Retired (in full) $81.5 million or 100% of our long-term debt balances associated with our October 2002 plan of reorganization by June 30, 2003 Redeemed (in full) between September 2003 and May 2004, $60.0 million aggregate of our 15% series A redeemable preferred stock

Metrocall Update (continued) Acquired the majority of the operating assets and assumed certain liabilities of WebLink Wireless, Inc. and subsidiaries on November 18, 2003 and are now well into the integration process Formed and funded a new company in February 2004 with former management and employees of Glenayre Technologies, Inc. paging and infrastructure operations to secure support services for our network's switch infrastructure and software in the future Announced merger with Arch Wireless on March 29, 2004 As of May 17, 2004 we are a debt free company, generating free cash flow and paying income taxes. However, the first quarter of 2004 evidences the continuing challenge we face with respect to revenue retention. The paging and wireless messaging sector continues to face significant pressure from existing paging suppliers and competing mobile communications technologies. Metrocall's rate of revenue erosion on a pro forma basis actually increased in the first quarter compared to the improving trends we saw throughout 2003

Operating Strategy remains the same Free Cash Flow Focus based on: Retaining existing customers and revenue - core business focus Selling new products and services Improving operating efficiency Execution of this strategy has had a positive impact on our balance sheet Long-term debt balances of $81.5 million retired by June 30, 2003 A year and a half ahead of Plan Preferred stock balance of $60.0 million retired by May 17, 2004 More than two and a half years ahead of maturity Complete redemption of all long-term obligations within 19 months of reorganization

Results and trends Metrocall continues to generate significant Free Cash Flow Dollars in millions

P&L Roll Forward

Pro Forma Revenue Retention (Erosion)

	Metrocall Total Revenue	▲	Weblink * Total Revenue	▲	Combined	▲	▲ %
1Q03	$87,389		$26,235		$113,624		
2Q03	$82,785	($4,604)	$22,849	($3,386)	$105,634	($7,990)	-7.0%
3Q03	$79,614	($3,171)	$21,614	($1,235)	$101,228	($4,406)	-4.2%
4Q03	$77,979	($1,635)	$19,485	($2,129)	$97,464	($3,764)	-3.7%
1Q04	**$72,699**	**($5,280)**	**$18,014**	**($1,471)**	**$90,713**	**($6,751)**	**-6.9%**

* Excludes revenues WebLink earned for service provided to Metrocall.

Dollars in '000s

- **2003 revenue retention (erosion) trends were encouraging**
  - Revenue erosion rate slowed
  - Positive trends implied momentum towards erosion slowdown
- **However, 1Q04 total revenues decreased 6.9% from 4Q03 pro forma total revenues of $97.5M**
  - Improvement in revenue erosion trend ceased
  - Competitive environment has intensified

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Unit Trends Effect Revenue (1) Acquired units - reflect units acquired from reseller in 3Q03 and WebLink in 4Q03.

Subscribers - Units In Service (UIS) & Average Revenue Per Unit (ARPU) * * WebLink acquisition * Dollars in '000s

Average Revenue Per Unit Derivation

- **To calculate monthly ARPU [1]:**

$$\frac{\text{Paging service revenue}}{\text{Average number of subscribers for the quarter}} = \text{ARPU}$$

The quotient is then divided by 3 to reflect on a monthly basis

- **ARPU**

ARPU	1Q03	2Q03	3Q03	4Q03 [2]	1Q04 [2]
Traditional	$ 6.68	$ 6.95	$ 7.06	$ 7.09	$ 7.24
Advanced Msg	$22.68	$23.04	$24.63	$22.17	$18.69

- **Quarterly ARPU increases have been impacted by change in Direct vs. Indirect product unit mix as indirect channels (lower RPU) were losing subscribers at a much higher rate than direct (higher RPU) channels**

[1] ARPU calculation does not include product sales, or other non-paging related revenues

[2] Reduction in advanced messaging ARPU reflects impact of Carrier Services wholesale distribution channel acquired from WebLink

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Metrocall Core Business Focus Business "medalists" represent 90% of total direct MRR and 46% of accounts 80% of direct MRR comes from 14% of the business accounts Individual/retail accounts make up 10% of direct revenue Define our Core Business Business "Medalists" form the nucleus of our defined core business Excludes direct accounts acquired from WebLink. As of March 2004

Selling and Marketing Plan B2B focus - selling wireless voice & data solutions to healthcare, government and enterprise businesses Installed customer base of 1.7 million business units 400 person selling and marketing team National Accounts group focused on selling to large companies System Sales Division focused on selling large and complex solutions Technical Support Teams for integrated solutions Consultative sales approach - single source wireless connectivity solutions provider Portfolio of wireless products offers a full array of solutions to address changing needs of customers and open doors to new business opportunities

Regional Sales & Support Strategy 3 Region field sales and operational organization 85 locations across the country Over 400 sales and marketing professionals Experienced customer service support professionals Eastern Central Western

Our Sales Force Is Amongst the Best! The Nov/Dec '03 issue of Selling Power Magazine ranked Metrocall as the #5 Service Company to sell for! Drivers of sales productivity Sales commission plan New business SPIFs Core business focus Portfolio of wireless products strategy Differentiating ourselves through complementary wireless product offerings has opened doors to new business opportunities Allows us to retain our top sales professionals

Portfolio of Wireless Products Selling and Marketing productivity and product offerings affects revenue retention A portion of our revenue comes from complementary products and services Differentiates us in the marketplace Used as "door openers" to new business opportunities Maintains critical customer relationships Attracts and retains higher talented sales reps talented sales reps talented sales reps talented sales reps talented sales reps talented sales reps talented sales reps talented sales reps talented sales reps talented sales reps talented sales reps talented sales reps talented sales reps talented sales reps talented sales reps talented sales reps

Revenue Support - Customer Service Providing superior customer service with a three tiered platform National & Strategic Accounts (NSA) - supporting 500+ unit accounts Regional Customer Service Centers - supporting 21 to 499 unit accounts Pensacola National Call Center - supporting 1 to 20 unit accounts Tailoring our service delivery to meet the needs of most important business customers, our national, strategic, and key accounts, while obliging the financial realities affecting the industry Planning continued migrations of field customer service Improved efficiencies in NSA and National Call Center operations will allow further consolidation of regional service centers Differentiating ourselves from the competition, delivering outstanding levels of customer service, while maintaining a low cost structure, with timely and sensible executions of ongoing expense reductions

WebLink Integration Status of Major Initiatives

Cost Efficiencies We continue to adjust our business in a manner to create value, but not dismantle our ability to survive and consolidate Cost synergies anticipated with the WebLink transaction are being achieved Going forward the amount of costs and expense we can reduce on a stand-alone basis will be significant, but will decrease over time as certain fixed costs needed to operate the business will not be immediately scalable If we continue to lose revenue at a higher level than we can extract costs, our operating margins will decrease

Aggregate Operating Expense Trends Three significant expenses drive our business: Technical - SR&M Selling & marketing General & administrative Cost containment initiatives significantly reduced expenses for 2002 & 2003 Total opex reductions for 2002 and 2003: Dollars in '000s

1Q04 Operating Expenses

- **1Q04 opex decreased $4.4M vs. 4Q03 had WebLink operating results been included for the full quarter**

Operating Expense	Pro Forma 4Q03	1Q04	Variance
Service, rent & maintenance	$ 30,842	$ 28,697	$ (2,145)
Selling & marketing	9,684	9,261	(423)
General & administrative [1]	25,831	23,959	(1,872)
Total	**$ 66,357**	**$ 61,917**	**$ (4,440)**

[1] Excludes stock-based compensation, severance and merger related expenses.

Dollars in '000s

- **Metrocall exceeded its 1Q04 operating cost containment and WebLink integration targets**
- **Expect to realize additional recurring cost savings as the WebLink integration continues throughout 2004**

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Capital Expenditures We expect total capex for 2004 to be approximately $18.0M Includes up to $2.0M in capex required to integrate satellite transmission and billing platforms acquired from WebLink Actual capex required in 2004 will depend on a number of factors: Capex for the first quarter of 2004 was $4.7M vs. $3.6M in 4Q03 Our operating plan anticipated an increase in 2004 due to Capex requirements to replenish advanced messaging devices Purchase of IS equipment to facilitate integration of WebLink billing system (and to lower ongoing recurring maintenance costs) Subscriber additions Competitive conditions Device replacement requirements of existing subscribers Technological developments

Staffing History and Headcount Compensation continues to represent over one-third of our expenses 2003 headcount (exclusive of WebLink) was reduced by 35% 1Q04 headcount decreased 8.5% We will continue to seek operational efficiencies & manage headcount to levels that support our revenue stream and customer base w/o WebLink w/WebLink

Income Taxes Expected payments for income taxes for 2004 will range from $9M to $11M Range may be higher if taxable income is greater than anticipated Range may be lower if deductible expenses exceed estimates Payments more heavily weighted to last two quarters of 2004 We paid $297,000 in income taxes between January 1 and April 15, 2004 Estimate that we will pay $2.5M in income taxes on or about June 15, 2004

Free Cash Flow Focus - Big Picture Despite ongoing revenue erosion, cost reductions and operational efficiencies have enabled Metrocall to significantly increase our rate of free cash flow generation through 2003 Dollars in '000s

Revenue erosion affects FCF Pre-WebLink Future ? As the ability to reduce costs on a stand-alone basis decreases, the cash flow potential of a paging Company is dependent on the rate of revenue erosion... 1) FCF = area between blue & red line 2) Ability to reduce costs gets more difficult over time 3) Revenue erosion rate ultimately determines FCF 1 1 For illustrative purposes only, not based on company projections.

A business combination of Metrocall and Arch significantly enhances the value proposition for both customers and shareholders: Ability to extract costs over and above the stand-alone plan Means greater Free Cash Flow potential than the stand-alone option Resulting in better service and stability for the customer Our integration goals will be to service our customers and improve our cost structure through Network consolidation plan Sales & distribution plan G&A overhead restructuring plan Execution is key to business combination thesis

Merger Consideration Metrocall stockholders' receive: $150 million in cash pursuant to a cash election in exchange for 2 million Metrocall shares - $75 per share 27.5% shares of the new holding company common stock for remaining 4 million Metrocall shares 1.876 NEWCO shares for 1 share of Metrocall common stock or 7.561 million NEWCO shares in total Arch stockholders' receive: 72.5% of the new holding company common stock for all Arch outstanding shares 1 share of NEWCO for each share of Arch common stock held or 19.934 million NEWCO shares in total Note: For a full discussion of the merger terms and conditions please refer to the S-4 registration statement filed with the Securities and Exchange Commission on May 21st under Wizards-Patriots Holdings, Inc.

Metrocall Reasons for the Merger Operating synergies of $200 million through 2008 in addition to the already aggressive stand-alone expense reduction plans at each company The potential for acceleration of expense reductions currently anticipated in the stand-alone plans of Metrocall and Arch as well as the potential to mitigate execution risk by coming together with the "best of the best" Metrocall's stand-alone plan estimated over $50 million in cash tax payments from the last quarter of 2004 through 2008. This merger potentially shields much of Metrocall's future taxable income and may significantly reduce or eliminate that obligation Current industry, economic and market conditions, and the prospects of further competition in data and SMS services from large mobile phone providers in the wireless messaging and information services industry

Metrocall Reasons for the Merger The implied value from a discounted cash flow perspective of a share of Metrocall common stock after giving effect to the merger exceeded the value of Metrocall common stock on a stand-alone basis Prior to announcement Metrocall common stock traded at a significantly higher multiple to EBITDA than Arch's common stock Metrocall's stock was relatively thinly traded. The merger represents an opportunity for greater liquidity than the stand-alone case Payment to Metrocall shareholders of $150 million for 2 million shares of stock. Under Metrocall's stand-alone business plan it would take until the end of 2006 before we could generate after-tax cash flow to produce that amount of cash

Significant Synergy Opportunities SR&M: Combination of networks into one national footprint Eliminate redundant: locations, recurring rent, telco and utilities Eliminate one two-way network footprint Combine satellite resources into one common transmission platform Plan deconstructions around lease termination dates S&M: Eliminate redundant sales and marketing functions Smaller combined sales force than stand-alone companies Retain most-productive sales representatives G&A: Combine facilities in common markets Metrocall and Arch combined have over 170 sales offices Synergies - Office rent, telco, utilities Combine Customer Service efforts in field and national undertakings Remove redundant finance, billing and administrative functions Achieve greater economies-of-scale combined than on stand-alone basis

Service, Rent & Maintenance Combined companies spent $324 million in 2003 and represented 46% of total expenses on a pro forma basis Cost reductions and synergy opportunities are "significant" but must be balanced and coordinated with subscriber location and site expirations

SR&M - Network consolidation opportunity Combined company will start with over 19,000 transmitters 1 way - aggressive deconstruction will continue as contemplated in stand- alone plans 2 way - redundant network sites will be deconstructed as a result of merger Site rent savings tied to lease expirations "Incremental" expenditures are planned to increase capacity in certain markets Terminals and satellites Eliminate duplicative messaging switches Close down excess satellite facilities and reduce satellite bandwidth by 10 MHz as excess network capacity is eliminated Telco savings generated as a result of: Removal of excess data communications facilities Reductions in site connectivity costs implemented along with removal of excess 2 way capacity Eliminating backhaul of paging DID's, POTS lines at sites and other miscellaneous telco services

Sales & Marketing Combined Company selling and marketing expenses for 2003 were approximately $92 million, representing 13% of total expenses Legacy sales "groups" will be combined preserving "best of best" in all areas Maintain an aggressive sales presence balanced with market presence analysis and customer expectations

General & Administrative Both companies have eliminated extensive amounts of G&A costs over the last 2-years - stand-alone plans contemplate continuing reduction in expenses The merged company expects to reduce its G&A costs from 2003 combined amount of $278.9 million G&A - "types" of savings Will eliminate functional redundancies within: Compensation related expenses Insurance and benefits costs IT license and maintenance fees Sales office/facility costs Human resources Accounting and finance MIS Credit and collections Sales support operations Executive management

Next Steps Complete regulatory reviews DOJ second request SEC review of S-4 FCC approval process Schedule shareholder vote Arrange financing Schedule closing

Conclusion 2003 was about FCF performance Retiring debt and preferred Creating value 2004 will be about industry consolidation Integrating WebLink Closing the Arch deal, team building, integration Game plan has not changed - Free Cash Flow Focus Retain existing revenue Sell new products and services Enhance efficiency We thank our shareholders for their support It worked!